

Mail Stop 7010

January 31, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Gerhard J. Neumaier
President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

> RE: Form 10-K for the fiscal year ended July 31, 2006
> Form 10-Q for the period ended October 28, 2006
> File No. 1-9065

Dear Mr. Neumaier:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JULY 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Fiscal Years 2006 vs 2005, page 17

2. Please expand/revise the discussion of your results of operations for each period presented to address the following:

    • Please provide a more comprehensive analysis of factors that impacted your cost of professional services and other direct operating expenses, administrative and indirect operating expenses, marketing and related costs, and depreciation. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Also, your gross margin increased from 45% in 2004 to 50% in 2006, yet no discussion of the business reasons for this are discussed in MD&A. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

    • Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in administrative and indirect costs was a result of the completion of the contracts associated with hurricanes Katrina and Rita, an overall increase in your technical staff and an increase in consolidated costs from Walsh Environmental associated with their increase staffing and net revenues. However, you do not quantify the amount of the increase related to each component that resulted in the increase in administrative and indirect costs.

    Please refer to Item 303 of Regulation S-B, Section 501 of the Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Financial Statements

Consolidated Statement of Income, page 25

3. Please tell us whether gross revenues or net revenues represent your GAAP revenues and explain how you reached that conclusion. Please remove from your financial statements and related footnotes the non-GAAP revenue measure. Naturally, you may still disclose the amounts of the direct subcontract costs for each period presented on the face of the statement of income and/or in a footnote, depending upon the circumstances. Refer to EITF 99-19 and Item 10(e)(1)(ii)(C) of Regulation S-K. Please also either remove the non-GAAP revenue measure

from elsewhere in the filing or revise your disclosures accordingly to comply with Item 10(e) of Regulation S-K.

4. Please disclose the components and related amounts included in the other expenses line item for each period your statement of income is presented. To the extent material, discuss changes in the components of this line item in Management's Discussion and Analysis as well.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 28

5. Please disclose your accounting policy for unapproved change orders and claims on your percentage of completion contracts, including whether or not you assume a profit component.

6. Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

7. Please disclose your accounting policy for out-of-pocket expenses as explained in EITF 01-14.

Note 10. Shareholders' Equity, page 35

8. Your Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Please disclose the circumstances under which this would occur. Please also tell us what consideration you gave to paragraphs 60 and 61 of SFAS 128 in calculating your net income (loss) per common share for the periods presented.

9. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 15. Commitments and Contingencies, page 37

10. You state that you are not a party to any pending legal proceedings the resolution
of which you believe will have a material adverse effect on your results of
operations or financial condition. Please revise your disclosure to clarify whether
you believe these matters will have a material effect on cash flows.

Item 9A. Controls and Procedures, page 44

11. We note that your chief executive officer and chief financial officer concluded
that your disclosure controls and procedures "were effective, in that they provide
reasonable assurance that information required to be disclosed by the Company in
reports that the Company files or submits under the Exchange Act is recorded,
processed, summarized and reported, within the time period specified in the
SEC's rules and forms." This is an incomplete definition of disclosure controls
and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please
revise your disclosure to clarify, if true, that your officers concluded that your
disclosure controls and procedures are effective to ensure that information
required to be disclosed by you in the reports that you file or submit under the
Exchange Act is accumulated and communicated to your management, including
your principal executive and principal financial officers, or persons performing
similar functions, as appropriate to allow timely decisions regarding required
disclosure. Alternatively, you may simply conclude that your disclosure controls
and procedures were effective.

Exhibits 31.1 and 31.2

12. Disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e)
and 15d-15(e) and not Exchange Act Rules 13a-14 and 15d-14 as you currently
indicate in Exhibits 31.1 and 31.2. See SEC Release 33-8238, which became
effective August 14, 2003. Please also refer to the current wording of Exhibit 31
under Item 601 of Regulation S-K. Please revise your certifications accordingly.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 28, 2006

Note 10. Recent Accounting Pronouncements

13. Please disclose in greater detail in the footnote the nature of each error that is
being corrected through the SAB 108 cumulative effect adjustment, including
when and how each arose. Your current descriptions are very general; thus, it
difficult for a reader to understand their true nature.

14. You state under the Recent Accounting Pronouncements heading in MD&A that
you applied the provisions of SAB 108 using the cumulative effect transition

method and when the provision of SAB 108 was applied, the impact on your financial statements was not material. Since the use of the SAB 108 cumulative effect adjustment is reserved only for errors that are material, you should state that the impact of SAB 108 was material to your financial statements. Errors that are immaterial should not be included in the SAB 108 cumulative effect adjustment, but instead run through the statement of income.

15. Please supplementally provide us with additional background information regarding the $117,000 adjustment to tax expense related to share-based compensation, so that we may better understand why this error was not material to any prior period under the rollover method you previously used, but was material under SAB 108. SAB 99 notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Please provide your SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Please be sure to address both (a) the materiality of the $117,000 adjustment to tax expense related to share-based compensation individually and (b) the materiality of all errors in the SAB 108 cumulative effect transition in the aggregate. Individual and aggregate materiality should be assessed on each fiscal year and each quarter in each year.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief